MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2014	1,000	$ 10	$ 1,704,169	$ 154,491	$ 1,858,670
Contributions			1,650,000		1,650,000
Net Income				150,751	150,751
BALANCE AT DECEMBER 31, 2015	1,000	$ 10	$ 3,354,169	$ 305,242	$ 3,659,421

The accompanying notes are an integral part of these financial statements.